

Mail Stop 3030

March 8, 2010

<u>Via U.S. Mail</u>

Mr. Jay Gottlieb
President
Reliability Incorporated
410 Park Avenue, 15<sup>th</sup> Floor
New York, NY   10022

      **RE:**    **Reliability Incorporated**
              **Item 4.01 Form 8-K**
              **Filed December 30, 2009**
              **File No. 0-07092**

Dear Mr. Gottlieb:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief